Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Earnings (loss) per Common Share

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Aug. 30, 2003	Aug. 31, 2002	Aug. 30, 2003	Aug. 31, 2002

Average shares of common stock outstanding	19,253	19,095	19,223	19,062
Dilutive potential common shares	294	396	206	411
Total adjusted average shares

19,547

19,491

19,429

19,473

Earnings from continuing operations	$887	$4,353	$584	$7,659
Loss from discontinued operations	—	(32,390)	—	(72,134)

Net earnings (loss) applicable to common stock

$

887

$

(28,037

)

$

584

$

(64,475

)

Basic earnings (loss) per share of common stock:
Continuing operations	$0.05	$0.23	$0.03	$0.40
Discontinued operations

—

(1.70

)

—

(3.78

)

Total	$0.05	$(1.47)	$0.03	$(3.38)

Diluted earnings (loss) per share of common stock:
Continuing operations	$0.05	$0.22	$0.03	$0.39
Discontinued operations

—

(1.66

)

—

(3.70

)

Total	$0.05	$(1.44)	$0.03	$(3.31)

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.